UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-13928

Royal Bank of Canada

(Translation of registrant’s name into English)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Senior Vice-President, Deputy General Counsel & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3B 3A9 Attention: Senior Vice-President, Deputy General Counsel & Corporate Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F   X

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

Date: May 28, 2026	By:	/s/ Katherine Gibson
Name: Katherine Gibson
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Code of Conduct